                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                           ACCESS ANYTIME BANCORP, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   00431F 10 5
           --------------------------------------------------------
                                 (CUSIP Number)

                               Robert Chad Lydick
                                  P.O. Box 1386
                              Clovis, New Mexico 88102
                                  (505)762-3771
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 8, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
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CUSIP No. 00431F 10 5                 13D                Page  1  of  3  Pages
          -----------                                         ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Robert Chad Lydick     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United State of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                     -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  60,578
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                     -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  60,578
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     60,578
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.1% (based on the number of shares outstanding at the conclusion of the issuer's public offering on April 8, 1997 : 1,193,076 shares)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  2  of  3  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

      The title of the class of equity securities to which this statement on
Schedule 13D ("Statement") relates is the common stock $.01 par value, of ACCESS ANYTIME BANCORP, INC. ("Issuer"), 801 Pile, Clovis, New Mexico 88101.

ITEM 2.  IDENTITY AND BACKGROUND

(a) NAME: Robert Chad Lydick ("Reporting Person")
(b) BUSINESS ADDRESS: PO Box 1386, Clovis, New Mexico 88102
(c) PRINCIPAL OCCUPATION: Engineering - Lydick Engineers, PO Box 1386,
    Clovis, NM
(d) NO
(e) NO
(f) USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total amount of funds used for the purchases reported herein was $164,267.25. The purchases were made by the persons or the corporation indicated in Item 5(c) from their own funds; these were not borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired his shares of common stock for investment purposes only. The Reporting Person is a member of the Board of Directors of the Issuer. The Issuer began mailing its Annual Meeting Proxy Statement on April 17, 1997, which contains proposals relating to amending the Issuer's Certificate of Incorporation, including a "fair price" amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The Reporting Person is reporting 16,578 shares held by Lydick Engineers and Surveyors, Inc. a corporation of which he is President, and shares held by or with his immediate family. He is also reporting 44,000 shares that are owned by his father, Robert L. Lydick. The aggregate number is 60,578 shares or 5.1% of the Issuer's outstanding common stock, 1,193,076 shares (based on the number outstanding at the conclusion of the Issuer's Public Offering on April 8, 1997).

     (b) The Reporting Person has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 4,278 shares which are owned jointly with his wife, Vickie Lydick, and two children, Shay M. and Sara L. Lydick, and 12,300 shares which are owned by Lydick Engineers and Surveyors, Inc. of which the Reporting Person is President. The Reporting Person may have shared voting powers with respect to 44,000 shares which are owned by his father, Robert L. Lydick. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares owned by his father.

     (c) During the past sixty (60) days, the following transactions in shares of Common Stock were effected by Robert Chad Lydick or a member of his family making purchases of such shares.


DATE                    NO. SHARES                     PRICE PER SHARE
----                    ----------                     ---------------
2/14/97*                  11,250  (a)                        $5.25
2/14/97*                  10,750  (a)                        $5.25
2/14/97**                  6,150  (a)                        $5.25
2/14/97***                 1,139  (a)                        $5.25
3/20/97****                1,000  (b)                        $5.25
3/20/97****                1,000  (b)                        $5.25


*      Robert L. Lydick (Father)
**     Lydick Engineers & Surveyors, Inc.
***    Robert Chad and Vickie Lydick
*****  Shay M. and Sara L. Lydick with Vickie Lydick (children and wife)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None





                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                  4-23-97
                                       ----------------------------------------
                                       (Date)
                                                 Robert Chad Lydick
                                       ----------------------------------------
                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)